As filed with the Securities and Exchange Commission on October 12, 2011

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the matter of:

Wells Fargo Funds Trust, on behalf of its series

WealthBuilderAdvantage Conservative Allocation Portfolio

WealthBuilderAdvantage Moderate Balanced Portfolio

WealthBuilderAdvantage Growth Balanced Portfolio

WealthBuilderAdvantage Growth Allocation Portfolio

WealthBuilderAdvantage Equity Portfolio

WealthBuilderAdvantage Tactical Equity Portfolio

andWells Fargo Funds Management, LLC

525 Market Street, 12th Floor

San Francisco, California 94105

File No. _________

APPLICATION PURSUANT TO

SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940,

AS AMENDED (the “ACT”), FOR AN ORDER TO EXEMPT THE

APPLICANTS FROM SECTION 12(d)(1)(A) AND (B) OF THE ACT AND UNDER

SECTIONS 6(c) AND 17(b) OF THE ACT EXEMPTING CERTAIN TRANSACTIONS FROM

SECTION 17(a) OF THE ACT.

Date:  October 12, 2011

CONTACT:
C. David Messman Wells Fargo Funds Management, LLC 45 Fremont Street, 26th Floor San Francisco, California 94105 415-222-1140 (phone) 415-546-0829 (fax)

APPLICATION FOR RELIEF

I.    INTRODUCTION

Each of the undersigned hereby joins in this Application (the “Application”) for an order from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”):  (i) Wells Fargo Funds Management, LLC (including any successor thereto, “WFFM” or the “Adviser”);1 (ii) Wells Fargo Funds Trust, on behalf of its series, Wells Fargo Conservative Allocation Portfolio, Wells Fargo Advantage Moderate Balanced Portfolio, Wells Fargo Advantage Growth Balanced Portfolio, Wells Fargo Advantage Growth Allocation Portfolio, Wells Fargo Advantage Equity Portfolio and Wells Fargo Advantage Tactical Equity Portfolio (each, a “WealthBuilder Portfolio,” and collectively, the “WealthBuilder Portfolios”); and (iii) any existing or future registered open-end management investment companies and any series thereof that are part of the “same group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the WealthBuilder Portfolios and that are, or may in the future be, advised by WFFM (together with the WealthBuilder Portfolios, the “Wells Fargo Advantage Funds”).

All entities that currently intend to rely on the requested order are named as applicants, and any other entity that relies on the order in the future will comply with the terms and conditions of the Application.  The WealthBuilder Portfolios and WFFM are referred to collectively in this Application as the “Applicants.”

II.        REQUESTED RELIEF

The Applicants request that the Commission issue an order under (i) Section 12(d)(1)(J) of the Act granting exemptive relief from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and (ii) Sections 6(c) and 17(b) of the Act granting exemptive relief from Section 17(a) of the Act, in each case to the extent necessary to permit the Applicants to operate “funds of funds” whereby the WealthBuilder Portfolios and certain other Wells Fargo Advantage Funds (each a “Wells
Fargo Fund-of-Funds,” and collectively, the “Wells Fargo Funds-of-Funds”) will invest both in other funds advised by WFFM (“Affiliated Underlying Funds”)2 and in other registered open-end management investment companies and registered unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Wells Fargo Advantage Funds (“Unaffiliated Underlying Funds”) to the extent described herein.  The Affiliated Underlying Funds and Unaffiliated Underlying Funds in which each Wells Fargo Fund-of-Funds may invest are referred to collectively as “Underlying Funds.”  The relief requested would also permit the Underlying Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 (“Broker”) to sell shares of the Underlying Funds to the Wells Fargo Fund-of-Funds in amounts in excess of the limits set forth in Section 12(d)(1)(B) of the Act.

Each of the Wells Fargo Fund-of-Funds may invest in Unaffiliated Underlying Funds that have received exemptive relief to list and trade their shares on a national securities exchange at negotiated prices (“exchange traded funds” or “ETFs”) to the extent such investment is consistent with the investment objective of the applicable Wells Fargo Fund-of-Funds.

III.      THE APPLICANTS

This Application is submitted on behalf of the WealthBuilder Portfolios and WFFM.  Each WealthBuilder Portfolio is a series of Wells Fargo Funds Trust which is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act.  Each WealthBuilder Portfolio pursues a distinct investment objective and strategy.  Each WealthBuilder Portfolio allocates its assets across either various stock investment styles or across both stock and bond investment styles through investments in Underlying Funds.  In turn, each Underlying Fund invests its assets according to its own investment objectives and investment strategies.  The WealthBuilder Portfolios currently pursue their investment strategies, and any other Wells Fargo Fund-of-Funds may, in the future, pursue its investment strategy, by investing in both Affiliated Underlying Funds and Unaffiliated Underlying Funds in reliance on the exemption from Section 12(d)(1) provided in Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.  In reliance on Section 12(d)(1)(G) and Rule 12d1-2 the WealthBuilder Portfolios are currently, and other Wells Fargo Funds-of-Funds may in the future be, permitted to invest in Affiliated Underlying Funds without regard to the limits set forth in Section 12(d)(1) and in Unaffiliated Funds to the extent permitted by Section 12(d)(1)(F) without regard to the limits set forth in Section 12(d)(1)(A).  Accordingly, the relief requested will only expand the authority of the WealthBuilder Portfolios and such other Wells Fargo Funds-of-Funds by (i) permitting them to invest in Unaffiliated Funds in reliance on Section 12(d)(1)(A) without regard to the 3%/5%/10% restrictions (as defined below); and (ii) permitting the Unaffiliated Underlying Funds to sell their shares to the WealthBuilder Portfolio or other Wells Fargo Fund-of-Funds without regard to the limits set forth in Section 12(d)(1)(B) that, immediately after such sale, (a) no more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (b) no more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

WFFM is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  WFFM is the investment adviser for each Wells Fargo Advantage Fund.

The WealthBuilder Portfolios are the only Wells Fargo Advantage Funds that currently intend to rely on the requested order.  In the future other Wells Fargo Advantage Funds, including series of each of Wells Fargo Funds Trust and Wells Fargo Variable Trust,3 that pursue their investment objective by investing in Underlying Funds may choose to rely on the requested order and will comply with the conditions herein.

IV.    APPLICABLE LAW AND LEGAL ANALYSIS

A.    Section 12(d)(1)

1.    Section 12(d)(1)(A)

Section 12(d)(1) of the Act generally makes it unlawful for a registered investment company to purchase or otherwise acquire any security issued by another investment company, except in accordance with the limits set forth in that Section.  Section 12(d)(1) of the Act was enacted to prevent unregulated pyramiding of investment companies and the abuses that are perceived to arise from such pyramiding, such as (i) duplicative costs, (ii) the exercise of undue influence or control over the underlying funds and (iii) the complexity of such arrangements.4

Specifically, Section 12(d)(1)(A) prohibits a registered investment company from acquiring securities of any other investment company if, immediately after the acquisition:  (i) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company; (ii) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company; or (iii) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets (the “3%/5%/10% restrictions”).

2.    Section 12(d)(1)(B)

Section 12(d)(1)(B) prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from selling or otherwise disposing of any of the shares of the investment company to another investment company if immediately after such sale (i) more than 3% of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or (ii) more than 10% of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.

3.    Section 12(d)(1)(G) and Rule 12d1-2

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if: (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934 or by the Commission; and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

In 2006, the Commission adopted Rule 12d1-2 under the Act.5  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire, among other things, securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act.

Thus a fund-of-funds that is relying on Section 12(d)(1)(G) and Rule 12d1-2 thereunder may acquire shares of affiliated funds without regard to the 3%/5%/10% restrictions, but is limited by Section 12(d)(1)(F) to purchasing no more than 3% of the total outstanding stock of an unaffiliated fund.  Also, an unaffiliated fund is limited by Section 12(d)(1)(B) to selling no more than 3% of its total outstanding voting stock to such a fund-of-funds and any company or companies controlled by it, and no more than 10% of its total outstanding voting stock to such a fund-of-funds and other investment companies and companies controlled by them.

4.    Section 12(d)(1)(J)

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”6

5.    Scope of Requested Relief and Analysis

Therefore, the Applicants request an exemption under Section 12(d)(1)(J) of the Act from the limitations of Sections 12(d)(1)(A) and (B) to the extent necessary to permit (i) the Wells Fargo Funds-of-Funds to acquire shares of the Underlying Funds in amounts in excess of the limits set forth in Section 12(d)(1)(A) of the Act and the regulations thereunder and (ii) the Underlying Funds, their principal underwriters and any Broker to sell their shares to the Wells Fargo Funds-of-Funds in excess of the limits contained in Section 12(d)(1)(B) of the Act.  The proposed scope of requested relief will, in effect, only expand the investments that would, under applicable provisions of the Act and the rules thereunder, be permissible to include stock of unaffiliated funds beyond the 3% and 10% limitations of Sections 12(d)(1)(F) and 12(d)(1)(B).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, that underlie Sections 12(d)(1)(A) and (B).  The Applicants also submit that the proposed transactions are consistent with the congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.7

6.    No Undue Influence by the Wells Fargo Funds-of-Funds.

The Applicants note that the concerns about undue influence do not arise in connection with a Wells Fargo Fund-of-Funds investing in Affiliated Underlying Funds, since they are part of the same group of investment companies.  The Applicants submit that the proposed structure will not result in the exercise of undue influence by a Wells Fargo Fund-of-Funds or its affiliates over the Unaffiliated Underlying Funds.  To limit the control a Wells Fargo Fund-of-Funds or its affiliates may have over an Unaffiliated Underlying Fund, the Applicants submit that:

(a)    the Adviser and any person controlling, controlled by, or under common control with the Adviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or Section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (collectively, the “Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act; and

(b)    any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Wells Fargo Fund-of-Funds (a “Subadviser”) and any person controlling, controlled by or under common control with the Subadviser, any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (collectively, the “Subadviser Group”) will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.

If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, the Group or the Subadviser Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all holders of the Unaffiliated Underlying Fund’s shares.  This condition will not apply to the Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as:  the investment adviser within the meaning of Section 2(a)(20)(A) of the Act in the case of an Unaffiliated Underlying Fund that is organized as an open-end management investment company; or the sponsor in the case of an Unaffiliated Underlying Fund that is organized as a unit investment trust (“UIT”).  For purposes hereof, an Unaffiliated Underlying Fund that is organized as an open-end management investment company is referred to herein as an “Unaffiliated Fund,” and an Unaffiliated Underlying Fund that is organized as a UIT is referred to herein as an “Unaffiliated Trust.”

In addition, any Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  Any Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

To further limit the potential for undue influence by a Wells Fargo Fund-of-Funds and its affiliates over an Unaffiliated Underlying Fund, the Applicants propose to prevent a Wells Fargo Fund-of-Funds and its Adviser, Subadviser, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each, a “Wells Fargo Fund-of-Funds Affiliate”) from taking advantage of an Unaffiliated Underlying Fund with respect to transactions between a Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate and the Unaffiliated Underlying Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by, or under common control with any of those entities (each an “Unaffiliated Underlying Fund Affiliate”).  In seeking to ensure this, a Wells Fargo Fund-of-Funds’ board of trustees (the “Wells Fargo Fund-of-Funds Board”), including a majority of the trustees who are not “interested persons” as defined in Section 2(a)(19) of the Act (the “Disinterested Trustees”), will adopt procedures reasonably designed to ensure that the Wells Fargo Fund-of-Funds’ investment program is conducted in a manner that does not take into account any consideration the Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate receives from an Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions.

Once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Fund exceeds the limit contained in Section 12(d)(1)(A)(i) of the Act, the board of directors or trustees (the “Board”) of such Unaffiliated Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Fund to the Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.

Additionally, no Wells Fargo Fund-of-Funds or Wells Fargo Fund-of-Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or as a sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an officer, director, advisory board member, Adviser, Subadviser or employee of a Wells Fargo Fund-of-Funds or a person of which any such officer, director, Adviser, Subadviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except that any person whose relationship to the Unaffiliated Underlying Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is referred to as an “Affiliated Underwriting.”  Prior to an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Fund exceeding the limit contained in Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Wells Fargo Fund-of-Funds in shares of the Unaffiliated Fund.  The Board of the Unaffiliated Fund will consider, among other things:  (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.  The Unaffiliated Fund will also keep records concerning these purchases.  Specifically, the Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described above, and any modifications to such procedures, and it will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase made once an investment by a Wells Fargo Fund-of-Funds in the securities of the Unaffiliated Fund exceeds the limit contained in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identities of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.

To further ensure that an Unaffiliated Fund understands and appreciates the implications of a Wells Fargo Fund-of-Funds’ investment under the requested exemptive relief, prior to an investment in the shares of the Unaffiliated Fund in amounts in excess of the limit contained in Section 12(d)(1)(A)(i) of the Act, a Wells Fargo Fund-of-Funds and the Unaffiliated Fund will execute an agreement (the “Participation Agreement”) stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Fund in amounts in excess of the limit contained in Section 12(d)(1)(A)(i), a Wells Fargo Fund-of-Funds will notify the Unaffiliated Fund of the investment.  At such time, the Wells Fargo Fund-of-Funds also will transmit to the Unaffiliated Fund a list of the names of each Wells Fargo Fund-of-Funds Affiliate and Underwriting Affiliate.  The Wells Fargo Fund-of-Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the Wells Fargo Fund-of-Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.  An Unaffiliated Underlying Fund (other than an ETF whose shares are purchased by a Wells Fargo Fund-of-Funds in the secondary market) will retain its right at all times to reject any investment by a Wells Fargo Fund-of-Funds.8

7.    No Excessive Layering of Fees

Based on its proposed structure, the Applicants do not believe the arrangement will result in excessive layering of fees because the arrangement includes safeguards designed to address this issue.  Within the structure, the Underlying Funds will pay advisory fees to their investment advisers.  In addition, the Underlying Funds will pay fees to their service providers for all other services relating to their operations, including administration, accounting, transfer agency, dividend disbursing, legal, custody and other expenses.  Unaffiliated Funds may also impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act or fees paid to third parties for providing distribution, administrative, sub-transfer agency or shareholder services to beneficial shareholders.  Shareholders of each Wells Fargo Fund-of-Funds indirectly will pay their proportionate share of any Underlying Fund fees and expenses.

Additionally, each Wells Fargo Fund-of-Funds will pay directly its own advisory, administration, accounting, transfer agency, dividend disbursing, legal, custody and other expenses.  Such services at the Wells Fargo Fund-of-Funds level are different from the services provided to the Underlying Funds because each Wells Fargo Fund-of-Funds is a separate entity with its own advisory, administrative, accounting, transfer agency, dividend disbursing, legal and custody needs.  Each Wells Fargo Fund-of-Funds may impose fees paid pursuant to a plan adopted under Rule 12b-1 under the Act and/or shareholder servicing fees paid pursuant to its shareholder service plan.

To ensure that the investment advisory fees are not duplicative, prior to approval of any investment advisory contract under Section 15 of the Act the Wells Fargo Fund-of-Funds Board, including a majority of the Disinterested Trustees, will find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contracts of any Underlying Funds in which a Wells Fargo Fund-of-Funds may invest.  This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Wells Fargo Fund-of-Funds.

In addition, the Adviser will waive fees otherwise payable to it by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received by the Adviser or an affiliated person of the Adviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Fund, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Underlying Fund.  The Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation received by the Subadviser or any affiliated person of the Subadviser from an Unaffiliated Underlying Fund, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by an Unaffiliated Fund in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Underlying Fund made at the direction of the Subadviser.  In the event that the Subadviser waives such fees, the benefit of the waiver will be passed through to the Wells Fargo Fund-of-Funds.

Sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD (“NASD Conduct Rule 2830”), will only be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges and/or service fees charged with respect to shares of the Wells Fargo Fund-of-Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.9

The WealthBuilder Portfolios do not currently accept investments from Registered Separate Accounts; however, in the event that a Wells Fargo Fund-of-Funds does accept such investments, the Applicants represent that the applicable Wells Fargo Fund-of-Funds will represent in the Participation Agreement that no Insurance Company sponsoring a Registered Separate Account funding variable insurance contracts will be permitted to invest in the Wells Fargo Fund-of-Funds unless the Insurance Company has certified to the Wells Fargo Fund-of-Funds that the aggregate of all fees and charges associated with each contract that invests in the Fund-of-Funds, including fees and charges at the Separate Account, Wells Fargo Fund-of-Funds, and Underlying Fund levels, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

8.    Structure Is Not Overly Complex

The proposed arrangement will not create an overly complex fund structure of a type that would be confusing to shareholders.  To address this concern, no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in an amount in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in inter-fund borrowing and lending transactions.

B.    Section 17(a)

Section 17(a) of the Act prohibits the purchase or sale of securities between a registered investment company and its affiliated persons or affiliated persons of such persons.  An “affiliated person” of another person is defined in Section 2(a)(3) of the Act as:

(A) any person directly or indirectly owning, controlling or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person, 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Since WFFM serves as investment manager or investment adviser to each Wells Fargo Fund-of-Funds and as investment adviser to the Affiliated Underlying Funds, the Wells Fargo Fund-of-Funds and the Affiliated Underlying Funds may be deemed to be under common control with and therefore affiliated persons of one another.  The Wells Fargo Fund-of-Funds and an Underlying Fund may also be deemed to be affiliated by virtue of a 5% or greater ownership interest by a Wells Fargo Fund-of-Funds of such Underlying Fund’s outstanding voting securities.  In light of these and other possible affiliations, the sale of shares by the Underlying Funds to the Wells Fargo Fund-of-Funds and the redemption of shares from the Wells Fargo Fund-of-Funds by the Underlying Funds could be deemed to be principal transactions between an affiliated person and a registered investment company that are prohibited by Section 17(a).

Section 17(b), however, permits the Commission to grant an order permitting such transactions as otherwise might be prohibited under Section 17(a) if the Commission finds that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (2) the proposed transaction is consistent with the policy of each registered investment company concerned; and (3) the proposed transaction is consistent with the general purposes of the Act.

Additionally, Section 6(c) of the Act provides that “the Commission by rule or regulations, upon its own motion, or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of this title or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.”

The Applicants believe that the proposed structure satisfies the requirements for relief under both Sections 17(b) and 6(c).10  The terms upon which shares of an Underlying Fund will be purchased and/or sold by a Wells Fargo Fund-of-Funds will be based on the net asset value of each Underlying Fund or, in the context of an ETF whose shares are purchased on the secondary market, at the current market price.11  The proposed structure will be consistent with the policies of each Wells Fargo Fund-of-Funds and Underlying Fund and with the general purposes of the Act.  The investment by a Wells Fargo Fund-of-Funds in shares of the Underlying Funds will be effected in accordance with the investment policies contained in the registration statement of the Wells Fargo Fund-of-Funds and Underlying Funds involved.

V.       PRECEDENTS IN SUPPORT OF THE REQUESTED RELIEF

DWS Money Funds, et al., Investment Company Act Rel. No. 29295 (June 9, 2010) (notice) and Investment Company Act Rel. No. 29339 (July 7, 2010) (order); Jackson National Asset Management LLC, et al., Investment Company Rel. No. 29442 (September 27, 2010) (notice) and Investment Company Act Rel. No. 29484 (October 25, 2010) (order); Aston Funds, et al., Investment Company Act Rel. No. 29400 (August 26, 2010) (notice) and Investment Company Act Rel. No. 29443 (September 27, 2010) (order); VirtusInvestment Advisers, Inc., et al., Investment Company Act Rel. No. 29370 (July 27, 2010) (notice) and Investment Company Act Rel. No. 29383 (August 23, 2010) (order); Millington Securities, et al., Investment Company Act Rel. No.  29375 (July 30, 2010) (notice) and Investment Company Act Rel. No. 29386 (August 25, 2010) (order); Legg Mason Partners Equity Trust, et al., Investment Company Act Rel. No. 29192 (March 26, 2010) (notice) and Investment Company Act Rel. No. 29255 (April 21, 2010) (order); Lincoln Variable Insurance Products Trust, et al., Investment Company Act Rel. No. 29168 (March 5, 2010) (notice) and Investment Company Act Rel. No. 29196 (March 31, 2010) (order);Phoenix Life Insurance Co., et al., Investment Company Act Rel. No. 28686 (April 3, 2009) (notice) Investment Company Act Rel. No. 28714 (April 28, 2009) (order); Allstate Institutional Advisors LLC, et al., Investment Company Act Rel. No. 28581 (January 12, 2009) (notice) and Investment Company Act Rel. No. 28614 (February 9, 2009) (order);  Van Kampen Retirement Strategy Trust, et al., Investment Company Act Rel. No. 28406 (September 25, 2008) (notice) and Investment Company Act Rel. No. 28440 (October 17, 2008) (order);  John Hancock Trust, et al., Investment Company Act Rel. No. 27848 (May 30, 2007) (notice) and Investment Company Act Rel. No. 27873 (June 26, 2007) (order);  Van Eck Worldwide Insurance Trust, et al., Investment Company Act Rel. No. 27820 (May 9, 2007) (notice) and Investment Company Act Rel. No. 27849 (June 1, 2007) (order); Members Mutual Funds, et al., Investment Company Act Rel. No. 27598 (December 13, 2006) (notice) and Investment Company Act. Rel. No. 27657 (January 9, 2007) (order); ING Partners Inc., et al., Investment Company Act Rel. No. 27116 (October 12, 2005) (notice) and Investment Company Act Rel. No. 27142 (November 8, 2005) (order); MetLife Investors USA Insurance Company et al., Investment Company Act Rel. No. 27028 (August 11, 2005) (notice) and Investment Company Act Rel. No. 27059 (September 7, 2005) (order).

 VI.     CONCLUSION

Based upon the foregoing, the Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order (i) pursuant to Section 12(d)(1)(J) of the Act exempting the proposed arrangement from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) and (ii) pursuant to Sections 6(c) and 17(b) of the Act for an exemption from the provisions of Section 17(a).

VII.    APPLICANTS’ CONDITIONS

The Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.    The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Underlying Fund, either the Group or the Subadviser Group, in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares.  This condition will not apply to the Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Subadviser or a person controlling, controlled by or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust).

A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.    No Wells Fargo Fund-of-Funds or Wells Fargo Fund-of-Funds Affiliate will cause any existing or potential investment by the Wells Fargo Fund-of-Funds in shares of an Unaffiliated Underlying Fund to influence the terms of any services or transactions between the Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate and the Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate.

3.   The Wells Fargo Fund-of-Funds Board, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to ensure that the Adviser and any Subadviser are conducting the investment program of the Wells Fargo Fund-of-Funds without taking into account any consideration received by the Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate from an Unaffiliated Underlying Fund or an Unaffiliated Underlying Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Fund exceeds the limit contained in Section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Fund, including a majority of the Disinterested Trustees, will determine that any consideration paid by the Unaffiliated Fund to a Wells Fargo Fund-of-Funds or a Wells Fargo Fund-of-Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s) or any person controlling, controlled by or under common control with such investment adviser(s).

5.    No Wells Fargo Fund-of-Funds or Wells Fargo Fund-of-Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Underlying Fund to purchase a security in an Affiliated Underwriting.

6.    The Board of an Unaffiliated Fund, including a majority of the Disinterested Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Wells Fargo Fund-of-Funds in the securities of the Unaffiliated Fund exceeds the limit contained in Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Wells Fargo Fund-of-Funds in shares of the Unaffiliated Fund.  The Board of the Unaffiliated Fund will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compared to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board of the Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.    Each Unaffiliated Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and it will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Fund exceeds the limit contained in Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identities of the underwriting syndicate’s members, the terms of the purchase and the information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.

8.    Before making an investment in shares of an Unaffiliated Fund in an amount in excess of the limit contained in Section 12(d)(1)(A)(i) of the Act, the Wells Fargo Fund-of-Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of making its investment in shares of an Unaffiliated Fund in an amount in excess of the limit contained in Section 12(d)(1)(A)(i), the Wells Fargo Fund-of-Funds will notify the Unaffiliated Fund of the investment.  At such time, the Wells Fargo Fund-of-Funds will also transmit to the Unaffiliated Fund a list of the names of each Wells Fargo Fund-of-Funds Affiliate and Underwriting Affiliate.  The Wells Fargo Fund-of-Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs.  The Unaffiliated Fund and the Wells Fargo Fund-of-Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.    Prior to approving any advisory contract under Section 15 of the Act, the Wells Fargo Fund-of-Funds Board, including a majority of the Disinterested Trustees, will be required to find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Funds in which the Wells Fargo Fund-of-Funds may invest.  This finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Wells Fargo Fund-of-Funds.

10.    The Adviser will waive fees otherwise payable to it by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation (including fees received pursuant to a plan adopted by an Unaffiliated Fund under Rule 12b-1 under the Act) received from an Unaffiliated Underlying Fund by the Adviser or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the Adviser by an Unaffiliated Fund, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Underlying Fund.  Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation received from an Unaffiliated Underlying Fund by the Subadviser or any affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or an affiliated person of the Subadviser by an Unaffiliated Fund in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Underlying Fund made at the direction of the Subadviser.  In the event that the Subadviser waives such fees, the benefit of the waiver will be passed through to the Wells Fargo Fund-of-Funds.

11.    No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in an amount in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund (i) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (ii) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to (a) acquire securities of one or more investment companies for short-term cash management purposes or (b) engage in inter-fund borrowing and lending transactions.

12.   With respect to Registered Separate Accounts that invest in a Wells Fargo Fund-of-Funds, no sales load will be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not both.  With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges and/or service fees  charged with respect to shares of a Wells Fargo Fund-of-Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

IX.       PROCEDURAL MATTERS

All the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  Resolutions of Wells Fargo Funds Trust and WFFM authorizing the filing of this Application are attached to this Application as Exhibits A-1 and A-2; pursuant to Rule 0-2(c)(2) under the Act, Wells Fargo Funds Trusts state that those resolutions are applicable to this Application and currently remain in effect.

The verifications required by Rule 0-2(d) under the Act are attached to this application as Exhibits B-1 and B-2.

The Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that written or oral communications regarding this Application should be directed to individuals and addresses specified on the cover of this Application.

X.        REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the relief sought by the Application.  The Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the Act.

XI.       LIST OF ATTACHMENTS AND EXHIBITS

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Certifications Pursuant to Rule 0-2(c).
Exhibits B-1 and B-2	Verifications Pursuant to Rule 0-2(d)

A copy of the Declaration of Trust for Wells Fargo Funds Trust is on file with the State of Delaware, and notice is hereby given that this instrument is executed by officers of the Trust on behalf of each WealthBuilder Portfolio and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the trustees, officers or shareholders individually but are binding only upon the assets and property of each such WealthBuilder Portfolio.

1The term “WFFM” or “Adviser” includes any existing or future entity controlling, controlled by or under common control with Wells Fargo Funds Management, LLC and any successor thereto.

2Affiliated Underlying Funds may, from time to time, include any Wells Fargo Advantage Fund.  As of May 31, 2011, the Affiliated Underlying Funds include Wells Fargo Advantage Equity Value Fund, Wells Fargo Advantage Government Securities Fund, Wells Fargo Advantage Short Duration Bond Fund, Wells Fargo Advantage Small Cap Growth Fund, Wells Fargo Advantage Total Return Bond Fund, Wells Fargo Advantage Emerging Markets Equity Fund, Wells Fargo Advantage Endeavor Select Fund, Wells Fargo Advantage International Growth Fund, Wells Fargo Advantage Small Cap Value Fund, Wells Fargo Advantage Small Company Value Fund and Wells Fargo Advantage Strategic Large Cap Growth Fund, each a series of Wells Fargo Funds Trust.

3 Shares of the series of Wells Fargo Variable Trust are not offered directly to the public. Shares of each series of Wells Fargo Variable Trust are offered to separate accounts that are registered as investment companies under the Act (“Registered Separate Accounts”) or that are not registered under the Act (“Unregistered Separate Accounts”), collectively with Registered Separate Accounts, “Separate Accounts”) of affiliated and unaffiliated insurance companies (collectively, “Insurance Companies”) as the underlying investment vehicles for the variable life insurance and variable annuity contracts (“Variable Contracts”) issued by the Insurance Companies.  Shares of the above funds may also be offered to qualified pension and retirement plans.

4See Report of the SEC on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

5See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

6 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

7 Id.

8An Unaffiliated Fund, including an ETF, would retain its right to reject an initial investment by a Wells Fargo Fund-of-Funds in excess of the limit contained in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Wells Fargo Fund-of-Funds.

9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

10 The Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Wells Fargo Fund-of-Funds, or an affiliated person of such person, for the purchase by the Wells Fargo Fund-of-Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Wells Fargo Fund-of-Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement will also include this acknowledgment.

11 The Applicants note that a Wells Fargo Fund-of-Funds generally would purchase and sell shares of an Unaffiliated Underlying Fund that operates as an ETF through secondary-market transactions at market prices rather than through principal transactions with the Unaffiliated Underlying Fund at net asset value.  The Applicants would not rely on the requested relief from Section 17(a) for such secondary-market transactions.  To the extent that a Wells Fargo Fund-of-Funds purchases or redeems shares from an Unaffiliated Underlying Fund that is an ETF and an affiliated person of the Wells Fargo Fund-of-Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, the Applicants also request relief from Section 17(a) for those transactions.

[Signature Pages Follow]

WELLS FARGO FUNDS TRUST By: /s/ C. David Messman Name: C. David Messman Title: Secretary

WELLS FARGO FUNDS MANAGEMENT, LLC By: /s/Karla Rabusch Name: Karla Rabusch Title: President

Exhibit A-1

CERTIFICATION

The undersigned hereby certifies that he is the duly elected Secretary of Wells Fargo Funds Trust (the “Trust”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Trust have been taken, and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Trustees of the Trust adopted the following vote at a meeting duly called and held on May 17, 2011 in accordance with the By-laws of the Trust:

RESOLVED, that the Trust, and each of the officers of the Trust acting on its behalf be, and they hereby are, authorized and directed to file an application, and any and all amendments thereto, with the Securities and Exchange Commission (the “Commission”) seeking an order from the Commission pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 12(d)(1) and the rules promulgated thereunder permitting the WealthBuilder Portfolios, and any other Fund that may, now or in the future, operate as a fund of funds, to acquire shares of registered open-end management investment companies and unit investment trusts that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) in excess of the limitations contained in Section 12(d)(1)(A) of the 1940 Act .

Dated: October 12, 2011
/s/ C. David Messman Name: C. David Messman Title: Secretary

Exhibit A-2

CERTIFICATION

The undersigned hereby certifies that she is the President of Wells Fargo Funds Management, LLC (the “Company”); that, with respect to the attached application for exemption from a certain provision of the Investment Company Act of 1940 and any amendments thereto (such application, along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the charter documents and By-laws of the Company have been taken, and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Directors of the Company adopted the following vote by written consent on October 10, 2011 in accordance with the By-laws of the Company:

RESOLVED, that the appropriate officers of the Company be, and they hereby are,  authorized and directed to file an application, and any and all amendments thereto, with the Securities and Exchange Commission (the “Commission”) seeking an order from the Commission pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from the provisions of Section 12(d)(1) and the rules promulgated thereunder permitting the WealthBuilder Portfolios, and any other Fund that may, now or in the future, operate as a fund of funds, to acquire shares of registered open-end management investment companies and unit investment trusts that are not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) in excess of the limitations contained in Section 12(d)(1)(A) of the 1940 Act .

Dated: October 12, 2011
/s/ Karla Rabusch Name: Karla Rabusch Title: President

Exhibit B-1

VERIFICATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application, dated October 12, 2011, for and on behalf of Wells Fargo Funds Trust (the “Trust”), on behalf of its WealthBuilder Advantage Conservative Allocation Portfolio, WealthBuilder Advantage Moderate Balanced Portfolio, WealthBuilder Advantage Growth Balanced Portfolio, WealthBuilder Advantage Growth Allocation Portfolio; WealthBuilder Advantage Equity Portfolio and WealthBuilder Advantage Tactical Equity Portfolio; that he is the Secretary of the Trust; and that all action by shareholders and Trustees necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Dated: October 12, 2011
/s/ C. David Messman Name: C. David Messman Title: Secretary

Exhibit B-2

VERIFICATION

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application, dated October 12, 2011, for and on behalf of Wells Fargo Funds Management, LLC (the “Company”); that she is the President of the Company; and that all actions necessary to authorize deponent to execute and file such instrument has been taken.  Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: October 12, 2011
/s/ Karla Rabusch Name: Karla Rabusch Title: President

LIBC/4126572.7